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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment  company  ("fund") that is currently
registered   with  the   Securities  and  Exchange   Commission   under  the
Investment  Company Act of 1940 ("Act"),  is seeking to  deregister,  and is in one of the four categories in Instruction 1 below.

1.    To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:
      (a)   The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");
      (b)   The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");
      (c)   The fund qualifies for an exclusion from the definition of
            "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or
      (d)   The fund has become a business development company ("Business
            Development Company").

2.    If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)]
      and the EDGAR Filer Manual.

3.    This form and all exhibits must be submitted electronically to the
      Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17
      CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.    Amendments to this form also must be filed electronically (see
      Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

6.    Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1];
      Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor,  and a person is not required to respond to, a  collection  of  information  unless it displays a  currently  valid OMB control  number.  A fund that wishes to  deregister  and is in one of the four categories in Instruction 1 may use this form.  The principal  purpose of this collection of  information  is to enable the  Commission  to determine  that a registered  investment  company  has  ceased to be an  investment  company  as defined  by the  Act or is a  business  development  company.  The  Commission estimates that the burden for  completing  this form will be  approximately  3 hours per filing.  Any member of the public may direct to the  Commission  any comments  concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden.  This collection of information has been reviewed  by the  Office  of  Management  and  Budget in  accordance  with the clearance  requirements  of 44 U.S.C.ss.3507.  Responses to this collection of information will not be kept confidential.

            Potential persons who are to respond to the
            collection of information contained in this
            form are not required to respond unless the
            form displays a currently valid OMB control
            number.
SEC 1691 (5-02)
                   TEXT OF THE FORM BEGINS ON THE NEXT PAGE

I.    General Identifying Information
1.    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
      [X] Merger
      [ ] Liquidation

      [ ] Abandonment of Registration
      (Note: Abandonments of Registration answer only questions 1 through 15,
      24 and 25 of this form and complete verification at the end of the form.)

      [ ] Election of status as a Business Development Company
      (Note: Business Development Companies answer only questions 1 through
      10 of this form and complete verification at the end of the form.)

2.    Name of fund: Oppenheimer Capital Preservation Fund

3.    Securities and Exchange Commission File No.: 811- 8799

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

       [X] Initial Application      [ ] Amendment

5.    Address of Principal Executive Office (include No. & Street, City,
      State, Zip Code): 6803 S. Tucson Way, Centennial CO 80112.

6.    Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Randy Legg, 6803
      S. Tucson Way, Centennial CO 80112; (303)-768-1026.

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
      OppenheimerFunds Services, 6803 S. Tucson Way, Centennial CO 80112,
      (303) 768-3200.

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records
       described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X] Management company;

       [ ] Unit investment trust; or

      [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X] Open-end      [ ] Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware,
Massachusetts): Massachusetts

11.   Provide the name and address of each investment adviser of the fund
      (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: OppenheimerFunds,
      Inc. Two World Financial Center, 225 Liberty Street, 11th Floor, New
      York NY 10080

12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: OppenheimerFunds Distributor, Inc.,
      Two World Financial Center, 225 Liberty Street, 11th Floor, New York,
      NY 10080

13.   If the fund is a unit investment trust ("UIT") provide: N/A

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ] Yes          [X] No

      If Yes, for each UIT state: Name(s):

      File No.: 811- __________

      Business Address:

15.   (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of
      Registration?

      [X] Yes           [ ] No

      If Yes, state the date on which the board vote took place: October 6,
      2004
      If No, explain:

      (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
      Registration?

      [X] Yes           [ ] No

      If Yes, state the date on which the shareholder vote took place:
      February 4, 2005

      If No, explain:

II.   Distributions to Shareholders

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X] Yes           [ ] No

      (a)               If Yes, list the date(s) on which the fund made those
distributions: February 10, 2005

      (b)               Were the distributions made on the basis of net
assets?

         [X] Yes         [ ] No

      (c)               Were the distributions made pro rata based on share
ownership?

         [X] Yes        [ ] No

      (d)               If No to (b) or (c) above, describe the method of
         distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)               Liquidations only:
         Were any distributions to shareholders made in kind?

         [ ] Yes         [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other
         affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [ ] Yes           [ ] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

       [X] Yes          [ ] No

      If No,
      (a)               How many shareholders does the fund have as of the
date this form is filed?

      (b)               Describe the relationship of each remaining
shareholder to the fund:

19.   Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ] Yes            [X] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?
      (See question 18 above)

      [ ] Yes            [X] No

      If Yes,
      (a)               Describe the type and amount of each asset retained
by the fund as of the date this form is filed:

      (b)               Why has the fund retained the remaining assets?

      (c)               Will the remaining assets be invested in securities?

      [ ] Yes           [ ] No

21.   Does the fund have any outstanding debts (other than
      face-amount certificates if the fund is a face-amount
      certificate company) or any other liabilities?

      [ ] Yes            [X] No

      If Yes,
      (a)               Describe the type and amount of each debt or other
      liability:

      (b)               How does the fund intend to pay these outstanding
debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)               List the expenses incurred in connection with the
Merger or Liquidation:

         (i)            Legal expenses: $14,670.00

         (ii)           Accounting expenses: $9,000.00

         (iii) Other expenses (list and identify separately): Shareholder
Communications $31,893.24

         (iv) Total expenses (sum of lines (i)-(iii) above): $55,563.24

      (b)   How were those expenses allocated? The Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23.   Has the fund previously filed an application for an order of the
Commission regarding the Merger or Liquidation?

      [ ] Yes           [X] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the
      file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

       [X] Yes          [] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

A consolidated amended complaint has been filed as putative derivative and class actions against OppenheimerFunds Inc. (the "Manager"); OppenheimerFunds
Distributor, Inc., (the "Distributor") and OppenheimerFunds Services, the
Fund's transfer agent, as well as 51 of the Oppenheimer funds (collectively the "funds") including the Fund, 30 present and former Directors or Trustees and 8 present and former officers of certain of the funds. This complaint, initially filed in the U.S. District Court for the Southern District of New
York on January 10, 2005 and amended on March 4, 2005, consolidates into a single action and amends six individual previously-filed putative derivative and class action complaints. Like those prior complaints, the complaint alleges that the Manager charged excessive fees for distribution and other costs, improperly used assets of the funds in the form of directed brokerage commissions and 12b-1 fees to pay brokers to promote sales of the funds, and failed to properly disclose the use of fund assets to make those payments in violation of the Investment Company Act and the Investment Advisers Act of
1940. Also, like those prior complaints, the complaint further alleges that by permitting and/or participating in those actions, the Directors/Trustees and the officers breached their fiduciary duties to Fund shareholders under the Investment Company Act and at common law.  The complaint seeks unspecified compensatory and punitive damages, rescission of the funds'
investment advisory agreements, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses.

      The defendants believe the claims asserted in these lawsuits to be without merit, and intend to defend the suits vigorously. The Manager and the
Distributor do not believe that the pending actions are likely to have a material adverse effect on the funds or on their ability to perform their respective investment advisory or distribution agreements with the funds.

25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes           [X] No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)               State the name of the fund surviving the Merger:
Oppenheimer Cash Reserves

      (b)               State the Investment Company Act file number of the
fund surviving the Merger: 811- 5582

      (c)               If the merger or reorganization agreement has been
         filed with the Commission, state the file number(s), form type used and date the agreement was filed: The Plan and Agreement of reorganization was filed on Form N-14 (file number 33-23223) on
         November 26, 2004

      (d)               If the merger or reorganization agreement has not
         been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of
the Investment Company Act of 1940 on behalf of Oppenheimer Capital
Preservation Fund, (ii) he is the Secretary of Oppenheimer Capital
Preservation Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this
Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.
                                          (Signature)

                                          /s/ Robert G. Zack
                                          Robert G. Zack, Secretary
                                          December 20, 2005